FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Compañia de Minas Buenaventura Announces
Fourth Quarter 2010 Results

Lima, Peru, February 24, 2011 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company announced today results for the fourth quarter 2010. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“Net income during the fourth quarter was US$222.8 million, a 6% increase when compared to the figure reported in 4Q09 (US$210.4 million), mainly due to a 133% increase in operating income.

EBITDA from Buenaventura’s Direct Operations was US$246.0 million, 110% higher than the figure reported in 4Q09 (US$116.9 million), while EBITDA including Yanacocha and Cerro Verde increased 31%, from US$359.0 million in 4Q09 to US$470.1 million in 4Q10.

These results were mainly driven by an increase in gold and copper sales from Buenaventura’s direct operations, as well as the higher metal prices”.

Financial Highlights (in millions of US$, except EPS figures):

	4Q10	4Q09	Var%	FY 2010	FY 2009	Var%
Total Revenues	396.8	261.0	52%	1,103.8	881.5	25%
Operating Income	218.7	93.9	133%	437.6	287.2	52%
EBITDA (BVN Direct Operations)	246.0	116.9	110%	551.7	393.1	40%
EVITAD (inc. Yanacocha and Cerro Verde)	470.1	359.0	31%	1,335.9	1,162.7	15%
Net Income	222.8	210.4	6%	662.9	593.6	12%
EPS*	0.88	0.83	6%	2.6	2.33	12%

(*) Buenaventura has a total of 254,442,328 shares outstanding.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

Operating Revenue

During 4Q10, net sales were US$382.3 million, a 57% increase when compared to the US$243.5 million reported in 4Q09. This was explained by an increase in the volume of gold and copper sold, as well as higher realized prices across all metals.

Royalty income in 4Q10 totaled US$14.4 million, a 18% decrease when compared to the US$17.5 million reported in 4Q09 due to lower gold volume sold at Yanacocha.

Operating Highlights	4Q10	4Q09	Var%	FY 2010	FY 2009	Var%
Net Sales (in millions of US$)	382.3	243.5	57%	1,047.9	819.4	28%
Average Realized Gold Price Gold (US$/oz)*	1,380	1,122	23%	1,253	988	27%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,370	1,108	24%	1,232	978	26%
Average Realized Silver Price (US$/oz)*	26.50	17.65	50%	20.86	15.52	34%
Average Realized Lead Price (US$/MT)*	2,364	2,321	2%	2,106	1,926	9%
Average Realized Zinc Price (US$/MT)*	2,268	2,207	3%	2,136	1,757	22%
Average Realized Copper Price (US$/MT)*	8,758	6,650	32%	8,114	5,641	44%
(*) Buenaventura’s Direct Operations

Sales Content
	4Q10	4Q09	Var%	FY 2010	FY 2009	Var%
Gold (in oz)*	145,466	112,702	29%	461,817	419,222	10%
Gold (in oz) inc. Yanacocha	293,361	335,459	-13%	1,101,525	1,321,993	-17%
Silver (in oz)*	3,481,657	3,721,247	-6%	13,176,383	15,208,726	-13%
Lead (in MT)*	3,279	8,085	-59%	22,970	30,214	-24%
Zinc (in MT)*	8,545	15,816	-46%	43,562	64,198	-32%
Copper (in MT)*	9,471	2,210	329%	15,946	7,677	108%
(*) Buenaventura Direct Operations

Accumulated net sales in 2010 were US$1,047.9 million, a 28% increase compared to 2009 (US$819.4 million), while royalty income was US$55.9 million, a 10% decrease when compared to the US$62.2 million reported in 2009.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

Production and Operating Costs

Buenaventura’s equity production1 in 4Q10 was 132,437 ounces of gold, 16% higher than the 113,827 ounces reported in 4Q09. Silver production in 4Q10 was 3.5 million ounces, a 2% decrease when compared to the figure reported in 4Q09.

Equity production1 in 2010 was 458,765 ounces of gold and 13.5 million ounces of silver. This represented an 8% increase in gold production (424,731 ounces in 2009), and a 9% decrease in silver production compared to 2009 (14.8 million ounces).

Equity Production1
	4Q10	4Q09	Var%	FY 2010	FY 2009	Var%
Gold (oz)	132,437	113,827	16%	458,765	424,731	8%
Gold (oz) inc. Yanacocha	276,969	331,516	-16%	1,096,762	1,323,127	-17%
Silver (oz)	3,468,729	3,538,286	-2%	13,470,186	14,759,846	-9%
Lead ( MT)	3,351	4,927	-32%	18,380	20,752	-11%
Zinc ( MT)	2,243	9,687	-77%	25,535	40,959	-38%
Copper (MT) inc. Cerro Verde	19,611	15,263	28%	66,133	61,613	7%

Orcopampa’s (100%) Production from the Chipmo mine in 4Q10 was 79,408 ounces, 2% higher than the 77,624 ounces reported in 4Q09, while the old tailings treatment produced 5,857 gold ounces (10,124 ounces in 4Q09). As a consequence, total gold production in 4Q10 was 85,265 ounces, 3% lower than the 87,748 ounces reported in 4Q09. Accumulated total gold production in 2010 was 319,694 ounces, a 1% increase when compared to 2009 (315,227 ounces). (Appendix 2)

Cash operating cost in 4Q10 was US$349/oz, 8% higher when compared to 4Q09 (US$322/oz). This was mainly explained by the 42% decrease in gold production from the treatment of old tailings and higher labor costs. Cash operating cost for 2010 was US$349/oz, 20% higher than the figure reported in 2009 (US$290/oz).

At Poracota, gold production in 4Q10 was 14,676 ounces, an increase of 9% when compared to 4Q09 (13,474 ounces) due to a 7% increase in the recovery rate (Appendix 2). Cash operating cost was US$999/oz, 4% higher than the figure reported in 4Q09 (US$963/oz), explained by a 31% increase in drifting work. Accumulated gold production in 2010 was 59,803 ounces, 16% higher than the figure reported in 2009 (51,516 ounces). Cash cost for 2010 was US$919/oz, a 13% increase when compared to US$812/oz in 2009.

Total royalties paid to the government at both Orcopampa and Poracota in 4Q10 totaled US$4.3 million.

At Uchucchacua (100%), total silver production in 4Q10 was 2.4 million ounces, a decrease of 4% when compared to 2.5 million ounces in 4Q09, due to an 8% decrease in silver grade and a 3% decline in recoveries, positively offset by an 8% increase in ore treated (Appendix 2). Zinc production in 4Q10 was 1,620 MT, an increase of 4% from the 1,551 MT reported in 4Q09, while lead production increased 34% (1,930 MT in 4Q10 vs. 1,445 MT in 4Q09). Accumulated production in 2010 was 9.3 million ounces of silver, 12% lower than in 2009 (10.6 million ounces); 6,988 MT of zinc, a decrease of 15% when compared to 2009 (8,209 MT) and 7,881 MT of lead, 8% lower than the figure reported in 2009 (8,548 MT).

1 Production includes 100% of operating units, 100% of CEDIMIN, 53.06% of La Zanja and 46.08% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

Cash operating cost in 4Q10 was US$13.69/oz, an 18% increase compared to the US$11.61/oz in 4Q09. This was best explained by:

1.	A 25% rise in contractor expenses due to increased drifting work and productivity bonuses.
2.	The previously mentioned 4% decrease in production.
3.	The increase in silver prices lead to higher royalties paid to the government, as well as higher commercial deductions to payable silver content.

Cash operating cost in 2010 was US$12.35/oz, a 27% increase when compared to US$9.75/oz in 2009.

Total royalties paid to the government at Uchucchacua in 4Q10 totaled US$1.9 million.

At Antapite (100%), total production in 4Q10 was 9,777 ounces of gold, an increase of 29% compared to 4Q09 (7,574 ounces), mainly due to a 10% increase in ore treated and 16% higher ore grade (Appendix 2). Accumulated gold production was 35,803 ounces, a 15% increase when compared to 2009 (31,004 oz).

Gold cash operating cost in 4Q10 was US$767/oz, 13% lower than in 4Q09 (US$881/oz), mainly explained by the increase in production as previously mentioned. During 2010, cash cost was US$762/oz, a 3% decrease when compared to US$784/oz in 2009.

Total royalties paid to the government at Antapite in 4Q10 totaled US$0.2 million.

La Zanja (53.06%) total production in 4Q10 was 34,046 ounces of gold (18,044 ounces attributable to Buenaventura), while the cash operating cost was US$332/oz. Accumulated gold production in 2010 (started production in September 2010) was 44,706 ounces of gold (23,694 ounces attributable to Buenaventura), with a 2010 cash cost of US$339/oz.

Total royalties paid to the government at La Zanja in 4Q10 totaled US$0.5 million.

At El Brocal (46.08%), during 4Q10, full capacity of the concentrator plant was devoted to copper ore treatment to benefit from the high copper prices.

It is important to point out that copper production in 4Q10 came from: Marcapunta Norte, the high copper grade area at Tajo Norte and a stock pile of copper ore accumulated during previous two years, which contained high silver grades.

Copper production for 4Q10 was 10,108 MT, 421% higher than 4Q09 (1,941 MT). Accumulated copper production in 2010 was 16,971 MT, a 105% increase when compared to 8,284 MT in 2009. Copper cash cost for 4Q10 was US$2,836/MT, a 25% decrease when compared to the US$3,774/MT reported in 4Q09, mainly due to higher by-product contribution from the silver and gold content in concentrate. Cash cost for 2010 was US$3,530/MT, 11% higher than the US$3,192/MT reported in 2009.

Silver production in 4Q10 was 494,227 ounces, 46% lower than the 909,023 ounces in 4Q09. Accumulated silver production decreased 34%, from 3.8 million ounces in 2009 to 2.5 million ounces in 2010.

Total zinc production in 2010 was 35,340 MT, a 48% decrease when compared to the 67,690 MT reported in 2009. Lead production in 2010 was 11,583 MT, 42% lower in 2009 (20,135 MT).

Total royalties paid to the government at Colquijirca and Marcapunta in 4Q10 totaled US$2.2 million.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

Operating Expenses

General and administrative expenses in 4Q10 were US$25.8 million, 37% higher than the figure reported in 4Q09 (US$18.8 million) due to a higher ‘mark to market’ provision for long-term compensation (US$9.4 million in 4Q10 vs. US$0.2 million in 4Q09). General and administrative expenses in 2010 totaled US$92.6 million, a 4% higher than the US$88.8 million reported in 2009.

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance, in 4Q10 were US$10.2 million, a 77% increase compared to the US$5.7 million reported in 4Q09. The main efforts were focused at the Colquemayo (US$1.5 million), Mallay (US$4.1 million), Chiptaj-Chancas (US$0.8 million), Breapampa (US$0.7 million) and Chaje (US$0.4 million) projects.

Exploration costs at non-operating mining sites in 2010 were US$36.1 million, a 20% increase when compared to 2009 (US$30.0 million).

Operating Income

Operating income in 4Q10 was US$218.7 million, a 133% increase compared to the US$93.9 million reported in 4Q09. This result was mainly explained by higher operating margins.

Accumulated operating income in 2010 was US$437.6 million, an increase of 52% when compared to the figure reported in 2009 (US$287.2 million).

Share in Affiliated Companies

During 4Q10, Buenaventura’s income from non-consolidated affiliates was US$112.5 million, 24% lower than the US$147.6 million reported in 4Q09. Yanacocha’s contribution to these results decreased 39%, from US$99.7 million in 4Q09 to US$61.0 million in 4Q10, partially offset by a 51% increase in contributions from Cerro Verde, which rose 50% from US$47.9 million in 4Q09 to US$72.0 million in 4Q10.

Accumulated income from non-consolidated affiliates in 2010 was US$428.7 million, a decrease of 5% compared to the US$451.3 million reported in 2009.

YANACOCHA
At Yanacocha (43.65%), 4Q10 gold production was 331,117 ounces of gold, a decrease of 34% compared to 4Q09 (498,716 ounces) due to a 58% decline in the ore mined. This reduction was explained by the severe weather conditions in Cajamarca during December, which negatively impacted roads, causing a low availability of shovels and loading equipment. Gold production in 2010 was 1,461,620 ounces, a decrease of 29% compared to the 2,058,180 ounces reported in 2009.

Cost applicable to sales (CAS) at Yanacocha in 4Q10 was US$577/oz, 81% higher than the figure reported in 4Q09 (US$319/oz) due to higher diesel costs and higher labor costs (including worker’s participation) as a consequence of the previously mentioned decline in production. Cash cost in 2010 was US$448/oz, 38% higher than the figure reported in 2009 (US$325/oz).

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

Net income at Yanacocha in 4Q10 was US$139.4 million, a 39% decrease compared to the 4Q09 figure (US$228.5 million). Accumulated net income in 2010 was US$589.9 million, a 19% decrease from 2009 (US$727.1 million).

During 4Q10, EBITDA totaled US$241.7 million, a decrease of 35% compared to 4Q09 (US$374.1 million). This decrease was mainly explained by the 18% decline in revenues (US$459.9 million in 4Q10 vs. US$561.9 million in 4Q09), due to a 34% decrease in ounces of gold sold. EBITDA for 2010 was US$1,023.1 million, a 17% decrease when compared to the US$1,232.6 million reported in 2009.

CAPEX in 4Q10 was US$103.7 million, while for the cumulative period, CAPEX totaled US$298.6 million.

CERRO VERDE
At Cerro Verde (19.26%), 4Q10 copper production was 77,603 MT, a 4% increase when compared to 4Q09 (74,611 MT). Accumulated copper production in 2010 totaled 302,711 MT, virtually flat compared to 2009 (300,109 MT).

During 4Q10, Cerro Verde reported net income of US$375.0 million, a 53% increase when compared to US$244.6 million in 4Q09. Accumulated net income in 2010 was US$1,054.4 million, a 49% increase compared to 2009 (US$708.5 million).

CAPEX in 4Q10 totaled US$45.0 million, and US$119.8 million for the twelve-month period.

Net Income

This quarter, Buenaventura’s net income was US$222.8 million (US$0.88 per share), 6% higher compared to the US$210.4 million reported in 4Q09. This was mainly explained by the 133% increase in operating income despite a 39% decrease in contributions from Yanacocha.

Net income for 2010 was US$662.9 million (US$2.60 per share), a 12% increase when compared to the US$593.6 million (US$2.33 per share) reported in 2009.

Project Development

ORCOPAMPA

•
2nd stage of old tailings retreatment to recover 38,000 oz of gold and 1.1 M oz of silver. The project was near completion as of December 31, 2010. Total investment in 2010 was US$6.1 million out of a total budget of US$5.5 million.

•
Tailing Dam #4A expansion to add 4.5 years. The process to select the company responsible for construction is underway. The construction is expected to begin in 2Q11, with completion scheduled for 3Q12. Total estimated investment is US$19.6 million.

UCHUCCHACUA

•
The chemical plant project to clean manganese content from lead-silver concentrates to obtain better commercial terms and improve the mining process is underway. During 4Q10, total investment was US$3.1 million out of a total budget of US$33 million.

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

TANTAHUATAY

•	Total estimated CAPEX is US$72.0 million.

As of December 31, 2010, project expenditures totaled US$21.5 million. The construction permit was obtained on May 24, 2010.  The duration of the construction phase will be approximately 10 months. The mine construction progress is summarized in the following chart:

Structure	Progress as of December 31, 2010
Tantahuatay pit	22%
Waste rock deposit	35%
Waste soil deposit	58%
Top soil deposit	63%
Leaching platform	46%
Processing plant	35%

Board Resolutions

At the Board of Directors meeting held February 24, 2011, the Board of Directors passed the following Resolutions:

To call for the Annual Shareholders Meeting to be held March 25, 2011 to:

• Approve the financial statements as of December 31, 2010
• Approve the 2010 Annual Report
• Approve a cash dividend of US$0.33 per share or ADS to be paid in U.S. currency
• The election of the Board of Directors for 2011 – 2013 period

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Poracota, Uchucchacua, Antapite, Julcani and Recuperada). Has controlling interest in three mining companies (El Brocal, La Zanja and CEDIMIN) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.26% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

If a printed version of the Company’s 2009 Form 20-F is requested, please contact the persons indicated above otherwise, download a PDF format file from our web site.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	46.08	Colquijirca and Marcapunta Project
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.09	Tantahuatay Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.26	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 2010
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	125,131	128,223	-2%	66,532	131,581	-49%	484,767	484,617	0%	289,475	527,767	-45%
Ore Grade OZ/ST	0.64	0.63	1%	0.08	0.09	-10%	0.64	0.60	6%	0.08	0.08	6%
Recovery Rate %	96.1%	96.4%	0%	81.1%	81.6%	-1%	95.9%	95.7%	0%	81.2%	80.7%	1%
Ounces Produced	79,408	77,624	2%	5,857	10,124	-42%	295,616	279,095	6%	24,078	36,132	-33%

Orcopampa Total Production		4Q10	85,265	4Q09	87,748	FY 2010	319,694	FY 2009	315,227

	Three Months Ended December 31						Twelve Months Ended December 2010
	Antapite			Poracota			Antapite			Poracota
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	39,509	35,770	10%	64,099	64,107	0%	145,915	140,782	4%	245,041	244,448	0%
Ore Grade OZ/ST	0.26	0.22	16%	0.27	0.27	2%	0.25	0.23	10%	0.29	0.26	11%
Recovery Rate %	97.2%	96.2%	1%	83.6%	78.2%	7%	96.8%	95.1%	2%	84.2%	80.8%	4%
Ounces Produced	9,777	7,574	29%	14,676	13,474	9%	35,803	31,004	15%	59,803	51,516	16%

	LA ZANJA
	4Q10	4Q09%	FY 2010	FY 2009%
Ounces Produced	34,046	0	44,706	0

	SILVER PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 2010
	Uchucchacua			BROCAL			Uchucchacua			BROCAL
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	267,652	248,400	8%	-	-		1,016,172	1,019,931	0%	-	-
Ore Grade OZ/ST	12.70	13.78	-8%	-	-		12.90	14.00	-8%	-	-
Recovery Rate %	70.4%	72.8%		-	-		70.5%	73.9%	-5%	-	-
Ounces Produced	2,395,512	2,497,133	-4%	494,227	909,023	-46%	9,269,718	10,555,566	-12%	2,509,536	3,820,736	-34%

	ZINC PRODUCTION
	Three Months Ended December 31						Twelve Months Ended December 2010
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2010	2009	%	2010	2009	%	2010	2009	%	2010	2009	%
Ore Milled DST	267,652	248,400	8%	-	485,451		1,016,172	1,019,931	0%	1,150,525	1,940,116	-41%
Ore Grade %	1.33%	1.29%	3%	-	5.28%		1.47%	1.56%	-5%	4.69%	5.33%	-12%
Recovery Rate %	50.4%	55.2%		-	72.6%		51.3%	57.3%	-10%	72.2%	72.2%	0%
ST Produced	1,786	1,709	5%	-	18,598		7,702	9,049	-15%	38,956	74,615	-48%

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

APPENDIX 3

RESERVES AS OF DECEMBER 31, 2010

PROVEN AND PROBABLE

GOLD	%		Grade	Ounces	BVN
	Ownership	DST (000)	Oz / DST	(000)	Ounces (000)
Orcopampa	100	1,196	0.595	711	711
Julcani	100	340	0.026	9	9
Shila - Paula	100	13	0.589	8	8
Antapite	100	50	0.249	12	12
Ishihuinca	100	17	0.380	7	7
Poracota	100	133	0.398	53	53
Yanacocha	43.65	318,570	0.030	9,702	4,235
Yanacocha (Conga)	43.65	617,787	0.019	11,836	5,166
El Brocal (Marcapunta Norte) Sulfuros	46.08	7,945	0.012	97	45
La Zanja	53.06	41,387	0.016	676	358
Tantahuatay Oxidos	40.00	27,528	0.024	658	263
Total		1,014,966	0.023	23,769	10,867

SILVER	%		Grade	Ounces	BVN
	Ownership	DST (000)	Oz / DST	(000)	Ounces (000)
Orcopampa	100	1,996	0.40	478	478
Poracota	100	133	0.16	21	21
Uchucchacua (Plata - Sulfuros)	100	3,485	14.50	50,536	50,536
Uchucchacua (Zinc - Sulfuros)	100	675	5.10	3,445	3,445
Uchucchacua (Plata - Oxidos)	100	287	20.00	5,736	5,736
Julcani	100	340	18.70	6,362	6,362
Recuperada	100	524	5.50	2,883	2,883
Antapite	100	50	0.40	22	22
Shila - Paula	100	13	1.30	17	17
El Brocal (Tajo Norte - La Llave)	46.08	76,887	0.83	64,171	29,570
El Brocal (Marcapunta Norte) Sulfuros	46.08	7,945	0.44	3,532	1,628
La Zanja	53.06	41,387	0.28	11,509	6,107
Tantahuatay Oxidos	40.00	27,528	0.28	7,719	3,088
Total		161,250	0.97	156,431	109,893

ZINC	%		Grade	MT	BVN
	Ownership	DST (000)%		(000)	MT (000)
Uchucchacua (Plata - Sulfuros)	100	3,485	1.70	58	58
Uchucchacua (Zinc - Sulfuros)	100	675	6.20	42	42
Recuperada	100	524	7.10	37	37
El Brocal (Tajo Norte - La Llave)	46.08	76,887	2.24	1,722	793
Total		81,571	2.28	1,859	930

LEAD	%		Grade	MT	BVN
	Ownership	DST (000)%		(000)	MT (000)
Uchucchacua (Plata - Sulfuros)	100	3,485	1.20	42	42
Uchucchacua (Zinc - Sulfuros)	100	675	4.60	31	31
Julcani	100	340	2.30	8	8
Recuperada	100	524	4.90	26	26
El Brocal (Tajo Norte - La Llave)	46.08	76,887	0.74	569	262
Total		81,911	0.83	676	369

COPPER	%		Grade	MT	BVN
	Ownership	DST (000)%		(000)	MT (000)
Julcani	100.0	340	0.40	1	1
Cerro Verde (Sulfuros)	19.26	3,757,057	0.40	14,960	2,881
Cerro Verde (Oxidos)	19.26	693,811	0.49	3,391	653
Yanacocha (Conga)	43.65	617,787	0.26	1,613	704
El Brocal (Marcapunta) Sulfuros	46.08	7,945	2.38	189	87
Total		5,076,940	0.40	20,154	4,326

MOLYBDENUM	%		Grade	MT	BVN
	Ownership	DST (000)%		(000)	MT (000)
Cerro Verde	19.26	3,757,057	0.02	587	113
Total		3,757,057	0.02	587	113

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of December, 31 2010  and  December, 31 2009

	2010	2009
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	600,796	714,454
Financial asset at fair value through profit and loss	50,154
Trade accounts receivable, net	160,928	122,950
Other accounts receivable	23,593	14,346
Accounts receivable from related parties	18,903	21,866
Embedded derivatives for concentrates sales	13,645	4,838
Inventory, net	82,081	40,385
Prepaid taxes and expenses	21,615	14,368
Total current assets	971,715	933,207

Other accounts receivable	1,538	1,457
Accounts receivable from related parties	20,736	-
Inventory	27,104	4,602
Prepaid taxes and expenses	12,887	10,787
Investment in associates	1,404,659	1,126,167
Mining concessions and property, plant and equipment, net	532,577	351,784
Development costs, net	86,340	91,633
Deferred income tax and workers’ profit sharing asset	238,794	261,877
Other assets	6,095	5,045
Total assets	3,302,445	2,786,559

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	91,374	61,357
Income tax payable	26,538	20,528
Other liabilities	115,838	84,001
Accounts payable from related parties	1,584
Embedded derivatives for concentrates sales	-	292
Hedge derivative financial instruments	16,291	1,468
Financial obligations	2,018	79,452
Total current liabilities	253,643	247,098

Other long-term liabilities	116,214	102,053
Accounts payable from related parties	1,370
Financial obligations	55,134	150,555
Hedge derivative financial instruments	6,897	5,375
Deferred income tax and workers’ profit sharing liabilities	25,101	18,158
Total liabilities	458,359	523,239

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2010 y 2009	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2010 y 2009	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	162,633	112,363
Other reserves	269	269
Retained earnings	1,506,725	1,011,077
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized, gain (loss)	(6,233)	(3,916)
	2,607,856	2,064,255
Minority interest	236,230	199,065
Total shareholders’ equity, net	2,844,086	2,263,320

Total liabilities and shareholders’ equity, net	3,302,445	2,786,559

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and twelve month period ended December, 31 2010 and  2009

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	382,336	243,498	1,047,885	819,357
Royalty income	14,414	17,509	55,883	62,150
Total income	396,750	261,007	1,103,768	881,507

Operating costs
Cost of sales, excluding depreciation and amortization	107,592	81,892	340,840	280,342
Exploration in units in operation	25,192	20,493	91,441	68,649
Depreciation and amortization	17,810	19,830	71,694	73,536
Total operating costs	150,594	122,215	503,975	422,527
Gross income	246,156	138,792	599,793	458,980

Operating income (expenses)
Administrative expenses	(25,768)	(18,837)	(92,606)	(88,760)
Royalties	(17,062)	(13,813)	(52,270)	(39,646)
Exploration in non-operating areas	(10,181)	(5,737)	(36,105)	(30,005)
Sales expenses	(2,553)	(3,148)	(9,375)	(10,047)
Recover of explorations proyects expenses	15,013		15,013
Reversal (provision) of impairment of long-lived assets	13,135	(3,325)	13,135	(3,325)
Total operating expenses	(27,416)	(44,860)	(162,208)	(171,783)

Operating income	218,740	93,932	437,585	287,197

Other income (expenses), net
Share in associates companies by the equity method, net	112,540	147,555	428,742	451,306
Interest incomes	1,847	1,000	8,203	6,117
Income tax paid in excess	3,099		3,099
Interest expenses	(6,054)	(2,085)	(12,271)	(15,090)
Income (loss) from currency exchange difference, net	(390)	(1,193)	(750)	1,457
Other, net	4,847	(44)	7,816	2,553
Total other income, net	115,889	145,233	434,839	446,343

Income before workers’ profit sharing, income tax
and minority interest	334,629	239,165	872,424	733,540

Provision for workers’ profit sharing	(16,593)	418	(28,724)	(12,592)
Provision for income tax	(59,954)	(4,699)	(116,327)	(64,340)

	258,082	234,884	727,373	656,608

Net income attributable to minority interest	(35,298)	(24,477)	(64,439)	(63,047)

Net income attributable to Buenaventura	222,784	210,407	662,934	593,561

Basic and diluted earnings per share attributable to
Buenaventura, stated in U.S. dollars	0.88	0.83	2.61	2.33

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and twelve month period ended December, 31 2010 and  2009

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	310,133	191,216	997,829	738,501
Dividends received	105,922	108,808	182,955	213,845
Royalties received	13,591	15,987	58,825	52,474
Interest received	4,404	1,063	8,098	6,698
Value Added Tax recovered	3,047	1,910	7,480	32,387
Payments to suppliers and third parties	(165,085)	(66,359)	(483,503)	(335,473)
Payments to employees	(30,345)	(17,378)	(126,042)	(94,906)
Income tax paid	(12,577)	(13,435)	(56,251)	(37,105)
Payment of royalties	(17,149)	(12,536)	(55,265)	(39,416)
Payments of interest	(3,093)	(1,800)	(6,377)	(10,876)

Net cash and cash equivalents provided by operating activities	208,848	207,476	527,749	526,129

Investment activities
Proceeds from sales of plant and equipment	8	49	694	410
Additions to mining concessions, property, plant and equipment	(22,554)	(114,925)	(230,180)	(152,177)
Additions of financial asset at fair value through profit and loss	(50,000)		(50,000)
Payments for purchase of investments shares	(8,922)	(124)	(19,625)	(37,936)
(Increase) decrease in time deposit	(6,888)	20,361	(17,935)	22,725
Disbursements for development activities	(7,874)	32,962	(13,222)	(10,969)

Net cash and cash equivalents used in invesment activities	(96,230)	(61,677)	(330,268)	(177,947)

Financing activities
Increase in financial obligations	15,163	-	53,262	-
Payments of financial obligations	(506)	(23,685)	(226,117)	(97,288)
Dividens paid	(34,353)	(35,198)	(117,043)	(40,711)
Dividens paid to minority shareholders of subsidiary	(23,146)	(4,210)	(39,176)	(27,756)

Net cash and cash equivalents used in financing activities	(42,842)	(63,093)	(329,074)	(165,755)

Increase (decrease) in cash and cash equivalents during the period	69,776	82,706	(131,593)	182,427
Cash and cash equivalents at beginning of period	513,085	631,748	714,454	532,027

Cash and cash equivalents at period-end	582,861	714,454	582,861	714,454

Compañia de Minas Buenaventura S.A.A.
Fourth Quarter and Twelve-Month 2010 Results

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2010	2009	2010	2009
	US$(000)	US$(000)	US$(000)	US$(000)
Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to Buenaventura	222,784	210,407	662,934	593,561
Plus (less)
Depreciation and amortization	17,810	19,830	71,694	73,536
Net income attributable to minority interest	35,298	24,477	64,439	63,047
Provision for long term officers’ compensation	9,434	(213)	42,425	29,073
Deferred income tax and workers' profit sharing benefit	27,958	(20,006)	35,846	(5,653)
Adjustment to present value of mining-units closure provision	5,534	351	6,392	4,839
Net cost of plant and equipment sold	709	(61)	3,141	462
Provision for slow moving and obsolescent supplies	2,343	857	2,025	414
Loss (gain) on currency exchange differences	390	1,193	750	(1,457)
Share in associates companies by the equity method, net of dividends received in cash	(6,618)	(38,747)	(245,787)	(237,461)
Reversal (provision) of impairment of long-lived assets	(13,135)	3,325	(13,135)	3,325
Provision for estimated fair value of embedded derivatives related to sales of contentrates	(11,137)	(10,998)	(20,500)	(6,199)
Income tax paid in excess	(3,099)		(3,099)
Adjustment to accruals of mining-units closure and explorations proyects	(1,821)	455	(1,821)	455
Allowance for doubtful trade accounts receivable	-	5,983	-	18,594
Others	(2,741)	(1,032)	11,346	(9,006)

Net changes in assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable, net	(62,858)	(39,530)	(37,978)	(57,284)
Other accounts receivable	(13,789)	12,525	(19,476)	(16,193)
Accounts receivable from related parties	(19,680)	2,981	(22,764)	(4,984)
Inventory, net	(18,919)	(617)	(64,198)	(1,498)
Prepaid taxes and expenses	5,072	(6,309)	(9,347)	16,040

Increase (decrease) of operating liabilities
Trade accounts payable	10,177	13,314	33,141	23,851
Income tax payable	13,447	4,765	6,010	15,967
Other liabilities	11,689	24,526	25,711	22,700

Net cash and cash equivalents provided by operating activities	208,848	207,476	527,749	526,129

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 24, 2011